                                                                    Exhibit 99.7

                      FEDERAL DEPOSIT INSURANCE CORPORATION

                             Washington, D. C. 20549

                    ----------------------------------------

                                    FORM F-4

               QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES
            EXCHANGE ACT OF 1934 for Quarter Ended September 30, 1996

                    ----------------------------------------


                         FDIC Certificate Number 22051-5
                                                 -------

                              ABINGTON SAVINGS BANK
                    ----------------------------------------
                (Exact name of bank as specified in its charter)


   Massachusetts                                  04-1012420
----------------------------                ---------------------------
(State or other jurisdiction                (I.R.S. Identification No.)
of incorporation or organization)


538 Bedford Street, Abington, Massachusetts                02351
-------------------------------------------             -----------
(Address of principal executive offices)                (Zip Code)


Bank's telephone number, including area code  (617) 982-3200
                                              ------------------

533 Washington Street, Abington, Massachusetts            02351
---------------------------------------------------------------


Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No
          ---    ---

Indicate the number of shares outstanding of each of the Bank's classes of common stock, as of the latest practicable date: 1,892,738 shares as of October 28, 1996.

                              ABINGTON SAVINGS BANK

                                    FORM F-4
                                    --------

                                      INDEX
                                      -----

Part I - Financial Information                                       Page
                                                                     ----

Item 1.  Financial Statements

         Consolidated Balance Sheets as of September 30, 1996
         (Unaudited) and December 31, 1995 . . . . . . . . . .         3

         Consolidated Statements of Operations (Unaudited)
         for the Three and Nine Months Ended September 30,
         1996 and 1995. . . . . . . . . . . . . . . . . . . . .        4

         Consolidated Statements of Changes in Stockholders'
         Equity (Unaudited) for the Nine Months Ended
         September 30, 1996 and 1995 . . . . . . . . . . . . .         5

         Consolidated Statements of Cash Flows (Unaudited)
         for the Nine Months Ended September 30, 1996 and
         1995. . . . . . . . . . . . . . . . . . . . . . . . .         6

         Notes to Unaudited Consolidated Financial
         Statements. . . . . . . . . . . . . . . . . . . . . .         8


Item 2.  Management's Discussion and Analysis of Consolidated
         Financial Condition and Results of Operations . . . .        11

         Signature Page. . . . . . . . . . . . . . . . . . . .        34

--------------------------------------------------------------------------------

                              ABINGTON SAVINGS BANK

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                       Unaudited
                                              September 30,     December 31,
                                                  1996             1995
                                              -------------     ------------
                                                     (In Thousands)

ASSETS

Cash and due from banks .......................  $  8,074        $ 10,463
Short-term investments ........................       151             148
                                                 --------        --------
  Total cash and cash equivalents .............     8,225          10,611
                                                 --------        --------
Loans held for sale ...........................         -           3,022
Securities:
  Mortgage-backed investments - held for
     investment - market value of $63,497
     in 1996 and $68,697 in 1995 ..............    65,281          68,794
  Securities available for sale - at
     market value .............................    94,337          96,087
Loans .........................................   295,630         259,786
  Less:
        Allowance for possible loan losses ....    (1,745)         (1,433)
        Unearned income .......................    (1,026)           (790)
                                                 --------        --------
        Loans, net ............................   292,859         257,563
                                                 --------        --------
Federal Home Loan Bank stock ..................     7,903           7,399
Banking premises and equipment, net ...........     6,269           6,528
Other real estate owned, net ..................       635           1,070
Intangible assets .............................     3,639           4,009
Other assets ..................................     4,923           5,409
                                                 --------        --------
                                                 $484,071        $460,492
                                                 ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits ......................................  $300,039        $280,070
Short-term borrowings .........................    65,743          61,308
Long-term debt ................................    80,799          84,301
Accrued taxes and expenses ....................     2,798           2,408
Other liabilities .............................     2,293           1,844
                                                 --------        --------
   Total liabilities ..........................   451,672         429,931
                                                 --------        --------
Commitments and contingencies

Stockholders' equity:
  Serial preferred stock, $.10 par value,
   3,000,000 shares authorized; none issued ...         -               -
  Common stock, $.10 par value 7,000,000
   shares authorized; 2,323,738 and 2,320,738
   shares issued in 1996 and 1995, respectively       232             232
  Additional paid-in capital ..................    20,829          20,811
  Retained earnings ...........................    15,713          13,676
                                                 --------        --------
                                                   36,774          34,719
  Treasury stock - 437,000 shares, at cost ....    (3,703)         (3,703)
  Unearned compensation - ESOP ................      (333)           (393)
  Net unrealized loss on available for
    sale securities, net of taxes .............      (339)            (62)
                                                 --------        --------
     Total stockholders' equity ...............    32,399          30,561
                                                 --------        --------
                                                 $484,071        $460,492
                                                 ========        ========

See accompanying notes to unaudited consolidated financial statements.

--------------------------------------------------------------------------------------------------

                                    ABINGTON SAVINGS BANK

                           CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------
                                          (Unaudited)

                                                 Three Months Ended          Nine Months Ended
                                                    September 30,               September 30,
                                               -----------------------    -----------------------
                                                  1996        1995           1996         1995
                                                  ----        ----           ----         ----
                                                       (In thousands, except per share data)

Interest and dividend income:
 Interest and fees on loans ................   $    5,799   $    5,163    $   16,948   $   15,152
 Interest on mortgage-backed investments ...        2,339        2,283         6,979        6,748
 Interest on bonds and obligations .........          398          442         1,125        1,093
 Dividend income ...........................          140          145           410          434
 Interest on short-term investments ........            8            4            36           29
                                               ----------   ----------    ----------   ----------
   Total interest and dividend income ......        8,684        8,037        25,498       23,456
                                               ----------   ----------    ----------   ----------

Interest expense:

 Interest on deposits ......................        2,730        2,572         7,966        7,040
 Interest on short-term borrowings .........          936        1,129         2,815        3,333
 Interest on long-term debt ................        1,262          914         3,819        2,914
                                               ----------   ----------    ----------   ----------
   Total interest expense ..................        4,928        4,615        14,600       13,287
                                               ----------   ----------    ----------   ----------
Net interest income ........................        3,756        3,422        10,898       10,169
Provision for possible loan losses .........          120        1,804           360        2,104
                                               ----------   ----------    ----------   ----------
Net interest income, after provision for
 possible loan losses ......................        3,636        1,618        10,538        8,065
                                               ----------   ----------    ----------   ----------
Non-interest income:
 Loan servicing fees .......................          132          181           478          521
 Other customer service fees ...............          684          457         1,873        1,147
 Gain on sale of securities, net ...........           97           17           362           77
 Writedown of limited partnership investment          -           (110)          -           (110)
 Gains on sales of mortgage loans, net .....           55           62           252          366
 Net gain (loss) on sales and writedown of
  other real estate owned ..................           41         (115)           41          (91)
  Other ....................................           53           24           187           88
                                               ----------   ----------    ----------   ----------
   Total non-interest income ...............        1,062          567         3,193        1,998
                                               ----------   ----------    ----------   ----------
Non-interest expense:
 Salaries and employee benefits ............        1,513        1,450         4,451        4,222
 Occupancy and equipment expenses ..........          548          522         1,744        1,454
 Other non-interest expense ................        1,167        1,139         3,373        3,214
                                               ----------   ----------    ----------   ----------
   Total non-interest expense ..............        3,228        3,111         9,568        8,890
                                               ----------   ----------    ----------   ----------

Income (loss) before provision (benefit) for
 income taxes ..............................        1,470         (926)        4,163        1,173
Provision (benefit) for income taxes .......          550         (258)        1,563          533
                                               ----------   ----------    ----------   ----------
   Net income (loss) .......................   $      920   $     (668)   $    2,600   $      640
                                               ==========   ==========    ==========   ==========
Dividends per share ........................   $      .10   $      .10    $      .30   $      .30
                                               ==========   ==========    ==========   ==========
Earnings (loss) per share ..................   $      .47   $     (.36)   $     1.32   $      .33
                                               ==========   ==========    ==========   ==========
Weighted average common and common share
 equivalents ...............................    1,979,000    1,876,000     1,976,000    1,959,000
                                               ==========   ==========    ==========   ==========

See accompanying notes to unaudited consolidated financial statements.


---------------------------------------------------------------------------------------------------------------------

                                                       ABINGTON SAVINGS BANK

                                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)

                                                                                       Net
                                                                                   Unrealized
                                                                                      Gain
                                                                                    (Loss) on
                                               Additional                           Available    Unearned
                                      Common    Paid-In     Retained     Treasury    for Sale    Compensa-
                                       Stock    Capital     Earnings      Stock     Securities   tion-ESOP    Total
---------------------------------------------------------------------------------------------------------------------
                                                                   (In thousands)

Balance at December 31, 1995.........   $232     $20,811     $13,676     $(3,703)     $   (62)    $(393)     $30,561

Net income...........................      -           -       2,600           -            -         -        2,600
Exercise of stock options
  (3,000 options)....................      -          18           -           -            -         -           18
Decrease in unearned compen-
  sation - ESOP......................      -           -           -           -            -         60          60
Increase in unrealized loss on
  available for sale securities,
  net of taxes.......................      -           -           -           -         (277)        -         (277)
Dividends declared ($.30 per share)        -           -        (563)          -            -         -         (563)
                                        ----     -------     -------     -------      -------     -----      -------
Balance at September 30, 1996........   $232     $20,829     $15,713     $(3,703)     $  (339)    $(333)     $32,399
                                        ====     =======     =======     =======      =======     =====      =======

Balance at December 31, 1994........    $231     $20,721     $12,999     $(3,703)     $(1,407)    $(475)     $28,366
Net income..........................       -           -         640           -            -         -          640
Exercise of stock options (1,300
  shares)...........................       -           8           -           -            -         -            8
Decrease in unearned compen-
  sation - ESOP.....................       -           -           -           -            -        61           61
Decrease in unrealized loss on
  available for sale securities,
  net of taxes......................       -           -           -           -        1,171         -        1,171
Dividends declared ($.30 per share)        -           -        (564)          -            -         -         (564)
                                        ----     -------     -------     -------      -------     -----      -------
Balance at September 30, 1995.......    $231     $20,729     $13,075     $(3,703)     $  (236)    $(414)     $29,682
                                        ====     =======     =======     =======      =======     =====      =======


     See accompanying notes to unaudited consolidated financial statements.

--------------------------------------------------------------------------------

                              ABINGTON SAVINGS BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------
                                   (Unaudited)

                                                   Nine Months Ended
                                                     September 30,
                                                 --------------------
                                                   1996        1995
                                                 --------    --------
                                                    (In thousands)

Cash flows from operating activities:
 Net income ..................................   $  2,600    $    640
 Adjustments to reconcile net income to net
  cash provided (used) by operating
  activities:

   Provision for loan losses .................        360       2,104
   Net (gain)loss on sales and writedown of
    other real estate owned ..................        (41)         91
   Amortization, accretion and depreciation,
    net ......................................      1,223       1,039
   Gain on sales of available for sale
    securities ...............................       (362)        (77)
   Writedown of limited partnership investment          -         110
   Loans originated for sale in the
    secondary market .........................    (12,128)    (31,319)
   Proceeds from sales of loans ..............     15,299      30,451
   Gain on sales of mortgage loans, net ......       (252)       (366)
   Other, net ................................      1,637      (1,201)
                                                 --------    --------

Net cash provided (used) by operating
  activities .................................   $  8,336    $  1,472
                                                 --------    --------

Cash flows from investing activities:
 Decrease in due to brokers ..................          -      (8,311)
 Maturities of held for investment -
  securities .................................          -       1,200
 Purchase of held for investment -
  securities .................................          -     (10,164)
 Proceeds from principal payments received
  on held for investment
  mortgage-backed investments ................      7,137       6,166
 Proceeds from sales of available for sale
  securities .................................     19,386       1,515
 Proceeds from principal payments and
  maturities of available for sale
  securities .................................     14,275       4,804
 Proceeds from sales of loans held in
  portfolio ..................................      3,038       7,352
 Purchase of held for investment -
  mortgage-backed investments ................     (3,633)       (613)
 Purchase of available for sale securities ...    (32,013)    (13,512)
 Loans (originated/purchased) paid off,
  net ........................................    (38,756)    (14,078)
 Purchases of FHLB stock .....................       (504)          -

See accompanying notes to unaudited consolidated financial statements.

--------------------------------------------------------------------------------

                              ABINGTON SAVINGS BANK

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

--------------------------------------------------------------------------------
                                   (Unaudited)

                                                   Nine Months Ended
                                                     September 30,
                                                 --------------------
                                                   1996        1995
                                                 --------    --------
                                                    (In thousands)


 Net cash received in acquisitions ........      $      -    $ 14,875
 Purchase of banking premises and equipment
  and improvements to other real estate
  owned ...................................          (547)     (1,341)
 Proceeds from sales of other real estate
  owned ...................................           538         934
                                                 --------    --------

 Net cash provided (used) by investing
  activities ..............................       (31,079)    (11,173)
                                                 --------    --------

Cash flows from financing activities:

 Net increase in deposits .................        19,969      12,219
 Net increase in borrowings with original
  maturities of three months or less ......        38,935      33,540
 Proceeds from short-term borrowings with
  maturities in excess of three months ....         5,000      36,000
 Proceeds from exercise of stock options ..            18           8
 Principal payments on short-term borrow-
  ings with maturities in excess of
  three months ............................       (39,500)    (53,000)
 Proceeds from issuance of long-term debt .        27,000           -
 Principal payments on long term debt .....       (30,502)    (17,806)
Cash paid for dividends ...................          (563)       (563)
                                                 --------    --------

  Net cash provided from financing
   activities .............................        20,357      10,398
                                                 --------    --------
Net increase (decrease) in cash and cash
  equivalents .............................        (2,386)        697
Cash and cash equivalents at beginning of
  period ..................................      $ 10,611    $  8,786
                                                 --------    --------
Cash and cash equivalents at end of period       $  8,225    $  9,483
                                                 ========    ========

Supplemental cash flow information:

Interest paid on deposits .................      $  7,963    $  7,031
Interest paid on borrowed funds ...........         6,723       6,079
Income taxes paid .........................           369       1,106
Transfers to other real estate owned,
  net .....................................            62         769

See accompanying notes to unaudited consolidated financial statements.

                              ABINGTON SAVINGS BANK

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1996

A)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements as of September 30,1996 and for the three and nine month periods ended September 30, 1996 and 1995 have been prepared by Abington Savings Bank (the "Bank") without audit, and reflect all adjustments (consisting of normal recurring adjustments) which, in the opinion of management, are necessary to reflect a fair statement of the results of the interim periods presented. Certain information and footnote disclosures normally included in the annual consolidated financial statements which are prepared in accordance with generally accepted accounting principles have been condensed or omitted. Accordingly, the Bank believes that although the disclosures are adequate to make the information presented not misleading, these consolidated financial statements should be read in conjunction with the footnotes contained in the Bank's consolidated financial statements as of and for the year ended December 31, 1995, which are included in the Bank's Annual Report to Stockholders. Interim results are not necessarily indicative of results to be expected for the entire year.

     The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation each owning properties being marketed for sale, ABBK Corporation, which invests in real estate limited partnerships, and Abington Securities Corporation, which invests primarily in obligations of the United States Government and its agencies and equity securities. All significant intercompany balances and transactions have been eliminated in consolidation.

B)   DIVIDEND DECLARATION

     The Bank's Board of Directors voted to pay a cash dividend to holders of its common stock. A dividend of $.10 per share was declared in September 1996. The dividend was payable on October 24, 1996 to stockholders of record as of the close of business on October 10, 1996.

                              ABINGTON SAVINGS BANK

                               September 30, 1996

C)   SFAS No. 122

     On January 1, 1996, the Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." This Statement requires the recognition of a separate asset for the rights to service mortgage loans for others regardless of how those servicing rights were created. SFAS No. 122 will impact the Bank as fixed rate loan originations having terms in excess of 15 years are generally sold in the secondary mortgage market with servicing of the related loan retained by the Bank. In such cases, the Bank is required to allocate a portion of the cost of the loan to the mortgage servicing right based on the relative fair values of such servicing rights and the loan. The value of such servicing rights are to be periodically assessed for impairment based on the fair value of those rights. In the three and nine month periods ended September 30, 1996, the Bank capitalized approximately $24,100 and $103,000 respectively of mortgage servicing rights which resulted in a corresponding increase in gains on sales of mortgages.

D)   Litigation

     On or about April 10, 1996, a civil action entitled MERRILL LYNCH MORTGAGE CAPITAL, INC. V. ABINGTON SAVINGS BANK; SPIRES FINANCIAL, L.P. AND GEOFFREY LAWES, Docket No. MRS-L-1169-96, was filed in the Law Division of the Superior Court of New Jersey, venued in Morris County. The complaint named the Bank as a defendant, along with the Bank's alleged financial broker, Spires Financial, L.P. ("Spires") and an employee of Spires, Geoffrey Lawes ("Lawes").

     The complaint alleged, among other things, that (1) Spires and/or Lawes, as agent for the Bank, entered into a binding agreement with the plaintiff on February 28, 1996 under which the Bank agreed to purchase from the plaintiff a pool of conventional adjustable rate mortgage loans having an unpaid principal balance

                              ABINGTON SAVINGS BANK

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Concluded)
                               September 30, 1996

D)   Litigation (continued)

     of approximately $34,000,000 as of March 1, 1996 and (2) the Bank subsequently refused to close on the alleged contract. Plaintiff seeks damages of no less than $530,000 against the Bank on the grounds that the Bank breached its alleged contract.

     The Bank has denied the existence of the alleged contract and agency relationship, has asserted various affirmative defenses and has filed indemnification claims against the defendants and several third-parties associated with the defendants.

--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------



GENERAL

The Bank's results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from loan fees and sales and other banking services and non-interest expenses. The Bank's net interest income depends upon the net interest rate spread between the yield on the Bank's loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of the Bank's assets and liabilities, the mix and composition of interest sensitive assets and liabilities, economic factors influencing general interest rates, loan demand and savings flows, as well as the effect of competition for deposits and loans. The Bank's net interest income is also affected by the performance of its loan portfolio and in particular, the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of the Bank's internal operations and general market and economic conditions.

NET INTEREST INCOME

Net interest income is affected by the mix and volume of assets and liabilities, the movement and level of interest rates, and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. The Bank's net interest rate spread was 3.13% and 3.11% for the quarter and nine months ended September 30, 1996, respectively, and 3.17% and 3.24%, respectively, for the quarter and nine months ended September 30, 1995.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


The table below presents the components of interest income and expense for the major categories of assets and liabilities for the periods indicated.

                                         Three Months Ended   Nine Months Ended
                                            September 30,       September 30,
                                         ------------------   -----------------
                                            1996     1995      1996      1995
                                            ----     ----      ----      ----

Interest and dividend income:
 Interest and fees on loans ............   $5,799   $5,163    $16,948   $15,152
 Interest on mortgage-backed investments    2,339    2,283      6,979     6,748
 Interest on bonds and obligations .....      398      442      1,125     1,093
 Dividend income .......................      140      145        410       434
 Interest on short-term investments ....        8        4         36        29
                                           ------   ------    -------   -------
  Total interest and dividend income ...    8,684    8,037     25,498    23,456
                                           ------   ------    -------   -------

Interest expense:
 Interest on deposits ..................    2,730    2,572      7,966     7,040
 Interest on short-term borrowings .....      936    1,129      2,815     3,333
 Interest on long-term debt ............    1,262      914      3,819     2,914
                                           ------   ------    -------   -------
  Total interest expense ...............   $4,928   $4,615    $14,600   $13,287
                                           ------   ------    -------   -------
Net interest income ....................   $3,756   $3,422    $10,898   $10,169
                                           ======   ======    =======   =======


A breakdown of the components of the Bank's net interest-rate spread is as follows:

                                          Three Months Ended   Nine Months Ended
                                             September 30,       September 30,
                                          ------------------   -----------------
                                             1996     1995      1996      1995
                                             ----     ----      ----      ----

Weighted average yield earned on:
   Loans ..................................   8.09%    8.53%     8.15%     8.53%
   Mortgage-backed investments ............   6.78     6.58      6.70      6.67
   Bonds and obligations ..................   6.57     6.53      6.35      6.39
   Marketable and other equity securities .   5.12     6.17      5.09      7.14
   Short-term investments .................   6.53     6.52      5.91      6.15

Weighted average yield earned on
  interest-earning assets .................   7.54     7.70      7.53      7.76

Weighted average rate paid on:
   NOW and non-interest NOW deposits ......    .90      .86       .87       .86
   Savings deposits .......................   2.41     2.48      2.39      2.44
   Time deposits ..........................   5.85     5.92      5.82      5.69
    Total deposits ........................   3.71     3.76      3.70      3.67
  Short-term borrowings ...................   5.50     6.01      5.61      6.24
  Long-term debt ..........................   5.97     6.19      5.93      5.98
   Weighted average rate paid on
   interest-bearing liabilities ...........   4.41     4.53      4.42      4.52
Net interest-rate spread ..................   3.13%    3.17%     3.11%     3.24%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




RATE/VOLUME ANALYSIS

The following table presents, for the periods indicated, the change in interest income and the change in interest expense attributable to the change in interest rates and the change in the volume of earning assets and interest-bearing liabilities. The change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                     Three Months Ended September 30,
                                     --------------------------------
                                            1996   vs   1995
                                           Increase (decrease)
                                     --------------------------------
                                                  Due to
                                     --------------------------------
                                      Volume       Rate        Total
                                     --------------------------------
                                             (In thousands)

Interest and dividend income:

  Loans .........................     $2,172      $(1,536)     $ 636
  Mortgage-backed investments ...        (77)         133         56
  Bonds and obligations .........        (63)          19        (44)
  Equity securities .............         94          (99)        (5)
  Short-term investments ........          4            0          4
                                      ------      -------      -----

      Total interest and dividend
       income ...................      2,130       (1,483)       647
                                      ------      -------      -----

Interest expense:
  NOW deposits ..................         20            6         26
  Savings deposits ..............         26          (40)       (14)
  Time deposits .................        292         (146)       146
  Short-term borrowings .........       (101)         (92)      (193)
  Long-term debt ................        565         (217)       348
                                      ------      -------      -----

      Total interest expense ....        802         (489)       313
                                      ------      -------      -----

Net interest income .............     $1,328      $  (994)     $ 334
                                      ======      =======      =====

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

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

                                     Three Months Ended September 30,
                                     --------------------------------
                                            1996   vs   1995
                                           Increase (decrease)
                                     --------------------------------
                                                  Due to
                                     --------------------------------
                                      Volume       Rate        Total
                                     --------------------------------
                                             (In thousands)


Interest and dividend income:

  Loans .........................     $2,853      $(1,057)     $1,796
  Mortgage-backed investments ...        199           32         231
  Bonds and obligations .........         43          (11)         32
  Equity securities .............        164         (188)        (24)
  Short-term investments ........         10           (2)          8
                                      ------      -------      ------

      Total interest and dividend
       income ...................      3,269       (1,226)      2,043
                                      ------      -------      ------

Interest expense:
  NOW deposits ..................         86            3          89
  Savings deposits ..............         39          (42)         (3)
  Time deposits .................        731          109         840
  Short-term borrowings .........       (194)        (324)       (518)
  Long-term debt ................        946          (41)        905
                                      ------      -------      ------

      Total interest expense ....      1,608         (295)      1,313
                                      ------      -------      ------

Net interest income .............     $1,661      $  (931)     $  730
                                      ======      =======      ======

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

GENERAL. Net income for the quarter ended September 30, 1996 was $920,000 or $.47 per share compared to a net loss of $668,000 or $.36 per share in the corresponding period of 1995, a net increase of $1,588,000. The key factor causing the net loss in the third quarter of 1995 was management's decision to aggressively dispose of a significant portion of the Bank's non-accrual and certain "high maintenance" loans which resulted in a special provision for loan losses of approximately $1,654,000 and increases in other non-interest expenses of $150,000 due to other related costs. Net income for the third quarter of 1995 was also adversely effected by management's decision to write off, in full, a real estate limited partnership investment of approximately $110,000 in a low income housing development. The overall improvement in net income from core operating activities was mainly attributable to increases in net interest income, customer service fees and gains realized on sales of securities.

INTEREST AND DIVIDEND INCOME. Interest and dividend income during the three month period ended September 30, 1996 increased $647,000 or 8.1% as compared to the same period in 1995. The increase was attributable to increases in earning assets which were partially offset by general decreases in rates earned on those assets. The balance of average earning assets for the three month period ended September 30, 1996 was approximately $460,427,000 as compared to $417,490,000 for the same period in 1995, an overall increase of $42,937,000 or 10.3%. The increase in earning assets was generally due to increases in average loan balances which were $286,772,000 for the three months ended September 30, 1996, as compared to $242,051,000 for the same period in 1995, an increase of $44,721,000 or 18.5%. This increase primarily due to the acquisition of various residential loan pools in the fourth quarter of 1995 and the first nine months of 1996. See "Liquidity and Capital Resources" and "Asset-Liability Management" for a further discussion of the Bank's investment strategies. The average yield earned on interest earning assets declined for the third quarter of 1996 as compared to 1995 primarily due to overall declines in the yields on loans originated and purchased, which averaged 8.09% in the

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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third quarter of 1996 as compared to 8.53% in the same period in 1995. These declines were generally caused by continued declines in long-term interest rates since the beginning of 1995 and into 1996, which impacted new purchases and/or originations as well as generated higher prepayments over the past year within the Bank's residential loan portfolio. The weighted average rate earned on the Bank's mortgage-backed securities portfolio increased to 6.78% for the third quarter of 1996 as compared to 6.58% for the same period in 1995 despite the aformentioned prepayment speeds on higher yielding securities as a result of favorable yield adjustments on the adjustable rate portion of that portfolio. The weighted average balance of mortgage-backed securities was $138,000,000 for the three months ended September 30, 1996 as compared to $138,769,000 for the same period 1995.

INTEREST EXPENSE. Interest expense for the quarter ended September 30, 1996 increased $313,000 or 6.8% compared to the same period in 1995 generally due to overall growth in the deposit and borrowings portfolios. The average balances of deposits and borrowed funds were $294,551,000 and $152,650,000, respectively, in the quarter ended September 30, 1996 as compared to $273,268,000 and $134,143,000, respectively, in the corresponding period in 1995. The increase in deposit balances is primarily attributable to general deposit growth which reflects management's continued focus on expanding the Bank's core deposit base. Borrowings are generally used to fund a portion of residential loan, mortgage-back investment, and investment securities portfolio growth. See "Liquidity and Capital Resources" for further discussion of the Bank's borrowed funds.

The weighted average rate paid on interest-bearing liabilities was 4.41% for the three months ended September 30, 1996 as compared to 4.53% for the same period in 1995. The weighted average rates paid on deposits was 3.71% for the quarter ended September 30, 1996 as compared to 3.76% for the same period in 1995. Rates paid on deposits declined primarily as a result of the growth in core deposit balances (non-time deposits) as well as due to the overall declines in market interest rates since December 1995 which has resulted in slight declines in rates paid on time deposits. While rates paid on certificates of deposit have declined somewhat since mid-1995, the impact of these rate changes has not been fully reflected given that

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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the rates paid on such accounts are fixed for the duration of each contract. As of September 30, 1996, the weighted average rate paid on certificates of deposit, totaling approximately $89,322,000, with a remaining term of one year or less is approximately 5.50%. If those certificates were to rollover for similar remaining terms at the current rates offered for those terms, the Bank would expect the overall weighted average rate paid to decline to approximately 4.82%. See "Asset-Liability Management" for further discussion of the competitive market for deposits. The weighted average rates paid on borrowings decreased to 5.76% for the three-months ended September 30, 1996 from 6.09% for the same period in 1995. This decrease in the weighted average rate paid on borrowings generally coincided with decreases in rates established by the Federal Reserve since November 1995.

NON-INTEREST INCOME. Total non-interest income increased $495,000 or 87.3% in the third quarter of 1996 in comparison to the third quarter of 1995. Customer service fees, which were $684,000 for the quarter ended September 30, 1996 as compared to $457,000 for the quarter ended September 30, 1995, increased $227,000 or 49.7%. This increase was reflective of growth in deposit accounts, primarily NOW and checking account portfolios. The Bank also realized a net gain on sales of other real estate owned of $41,000 for the three months ended September 30, 1996 as compared a net loss of $115,000 for the same period in 1995. This was reflective of the market conditions for the properties held in portfolio in the third quarter of 1995 as compared to those held for the same period in 1996. The 1996 period was also positively impacted by the sale of a residential property sold at an amount which exceeded the Bank's recorded book value. Additionally, the Bank wrote off a real estate limited partnership investment, in full, in the third quarter of 1995 for which there was no corresponding writedown in 1996. The growth in non-interest income was also affected by increases in net gains on sales of securities which were $97,000 in the third quarter of 1996 as compared to $17,000 for the same period 1995. These gains which were reflective of the strong equity market in 1996 offset in part by losses taken on the sale of some lower yielding bonds in an effort to increase future yields on the mortgage-backed securities portfolio.

NON-INTEREST EXPENSES. Non-interest expenses for the quarter ended September 30, 1996 increased by $117,000 or 3.8% compared to the same period in 1995. Salaries and employee benefits increased 4.3% or

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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$63,000 primarily due to cost of living adjustments for employees. Occupancy expenses increased $26,000 or 5.0% primarily due to costs associated with additional investments in and higher maintenance costs associated with the Bank's computer system and the related technology investments. Other non-interest expenses also increased $28,000 or 2.5% for the quarter ended September 30, 1996 in comparison to the same period in 1995 as a result of bankwide promotions primarily to generate core deposit growth and increased item processing costs related to checking account growth. These increases were partially offset by a reduction in costs associated with the sale of certain non-performing and "high-maintenance" loans which were $150,000 in the third quarter of 1995 for which there was no corresponding charge in 1996.

PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $120,000 for the quarter ended September 30, 1996 as compared to $1,804,000 for the same period in 1995. This decrease of $1,684,000 primarily reflects the sale of certain non-performing and high maintenance loans at a discounted price during the third quarter of 1995 for which there was no corresponding sale in 1996.

PROVISION FOR INCOME TAXES. The Bank's effective income tax rate for the quarter ended September 30, 1996 was 37.4% compared to 27.9% for the quarter ended September 30, 1995. The lower effective tax benefit for 1995 was the result of certain state tax limitations associated with the loss on the sale of non-performing loans and the effect of the estimated tax credit recapture associated with management's write-off of a real estate limited partnership investment. The lower effective tax rate for 1996 in comparison to statutory rates is reflective of the levels of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

--------------------------------------------------------------------------------



COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

GENERAL. Net income for the nine-month period ended September 30, 1996 was $2,600,000 or as compared to $640,000 for the same period in 1995, an increase of $1,960,000. The key factor causing the level of earnings in 1995 was management's decision to aggressively dispose of a significant portion of the Bank's non-accrual and certain "high maintenance" loans which resulted in a special provision for loan losses of $1,654,000 and increases in other non-interest expenses of $150,000 due to other related costs. Net income for the nine month period ended September 30, 1995 was also adversely effected by management's decision to write-off, in full, a real estate limited partnership investment of approximately $110,000 in a low income housing development. The overall improvement in net income from core operating activities was mainly attributable to increases in customer service fees and gains realized on the sale of securities.

INTEREST AND DIVIDEND INCOME. Interest and dividend income increased $2,042,000 or 8.7% during the nine month period ended September 30, 1996 as compared to the same period in 1995. The increase was attributable to increases in earning assets which were partially offset by general decreases in rates earned on those assets. The balance of average earning assets for the nine-month period ended September 30, 1996 was approximately $451,306,000 as compared to $403,233,000 for the same period in 1995, an overall increase of $48,073,000 or 11.9%. The increase in earning assets was generally due to increases in average loan and mortgage-backed investment balances which were $277,316,000 and $138,815,000, respectively, for the nine months ended September 30, 1996, as compared to $236,868,000 and $134,848,000, respectively, for the same period in 1995, increases of 17.1% and 2.9%, respectively. These increases were primarily due to the acquisition of various residential loan pools and mortgage-backed investment securities. See "Liquidity and Capital Resources" and "Asset-Liability Management" for a further discussion of the Bank's investment strategies. The average yield earned on interest-earning assets declined for the nine month period ended September 30,

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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1996 as compared to the same period in 1995 primarily due to overall declines in the yields on loans originated and purchased, which averaged 8.15% in the first nine months of 1996 as compared to 8.53% for the same period in 1995. These declines were generally caused by continued declines in long-term interest rates since the beginning of 1995 and into 1996, which impacted new purchases and/or originations as well as generated higher prepayments over the past year within the Bank's residential loan portfolio. Yields on mortgage-backed securities, however, increased slightly to 6.70% from 6.67% despite the aforementioned interest rate movements primarily as a result of favorable yield adjustments on the adjustable rate portion of that portfolio.

INTEREST EXPENSE. Interest expense for the nine month period ended September 30, 1996 increased $1,313,000 or 9.9% compared to the same period in 1995 generally due to increases in the average balances on time deposits and overall growth in the deposit and borrowings portfolios. The average balances of deposits and borrowed funds were $287,179,000 and $152,882,000 respectively, in the nine month period ended September 30, 1996 as compared to $255,713,000 and $136,227,000, respectively, in the corresponding period in 1995. The increase in deposit balances is primarily attributable to the acquisition of Holbrook and other general deposit growth which reflect management's continued focus on expanding the Bank's core deposit base. Borrowings are generally used to fund a portion of residential loan, mortgage-backed investment, and investment securities portfolio growth.

 The weighted average rate paid on interest-bearing liabilities was 4.42% for the nine months ended September 30, 1996 as compared to 4.52% for the same period in 1995. The weighted average rates paid on deposits was 3.70% for the nine month period ended September 30, 1996 as compared to 3.67% for the same period in 1995. This increase was generally attributable to increases in rates paid on time deposits and the shift of approximately $10 million of core deposits to certificates of deposit in the beginning of 1995. This shift was representative of customers' desires, given the markets' unwillingness to increase the rates paid on core deposits, to find higher yields on their deposits. While rates paid on certificates of deposit have

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

--------------------------------------------------------------------------------



declined somewhat since early 1995, the impact of these rate changes has not been fully reflected given that the rates paid on such accounts are fixed for the duration of each contract. As of September 30, 1996, the weighted average rate paid on certificates of deposit with a remaining term of one year or less, totaling approximately $89,322,000, is approximately 5.50%. If those certificates were to refinance for similar terms at the current rates offered, the Bank would expect the overall weighted average rate paid to decline to approximately 4.82%. See "Asset-Liability Management" for further discussion of the competitive market for deposits.

The weighted average rate paid on borrowings decreased to 5.79% for the nine months ended September 30, 1996 from 6.12% for the same period in 1995. This decrease in the weighted average rate paid on borrowings generally coincided with decreases in rates established by the Federal Reserve since November 1995.

See "Liquidity and Capital Resources" for further discussion of the Bank's borrowed funds.

NON-INTEREST INCOME. Total non interest income increased $1,195,000 or 59.8% in the first nine months of 1996 in comparison to the same period in 1995. Customer service fees, which were $1,873,000 for the nine months ended September 30, 1996 as compared to $1,147,000 for the nine months ended September 30, 1995, increased $726,000 or 63.3%. This increase was primarily reflective of growth in deposit accounts, primarily NOW and checking account portfolios. The Bank also realized a net gain on sales of other real estate owned of $41,000 for the nine months ended September 30, 1996 as compared net losses of $91,000 for the corresponding period in 1995. This was reflective of the market conditions for the properties held in portfolio in 1995 as compared to the first nine months of 1996. In 1996, a residential property sold at an amount which exceeded the Bank's book value which also positively affected the 1996 results. Additionally, the Bank wrote off a real estate limited partnership investment, in full, in the third quarter of 1995 for which these was no corresponding writedown in 1996. The growth in non-interest income was also affected by increases in gains on sales of securities which were $362,000 in the first nine months of 1996 as compared to $77,000 for the same period

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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in 1995. These gains which were reflective of the strong equity market in 1996 also are net of some losses taken on lower yielding mortgage-backed securities in an effort to increase future yields on that portfolio. Non-interest income was adversely impacted by decreases on gains on sales of residential mortgages, which were $252,000 for the nine months ended September 30, 1996 as compared to $366,000 for the corresponding period in 1995. This decrease in gains on sales of mortgages was generally due to the sale of approximately $7,200,000 of seasoned 20- and 30- year fixed rate mortgages in the second quarter of 1995, which resulted in gains of approximately $175,000 for which there was no corresponding sale in 1996. Excluding this loan sale, overall gains on sales of mortgages actually increased in 1996 over 1995 levels primarily due to the impact of the Bank's adoption of FASB

No.122 - "Accounting for Mortgage Servicing Rights". See Note C to Unaudited Consolidated Financial Statements.

NON-INTEREST EXPENSES. Non-interest expenses for the nine-months ended September 30, 1996 increased by $678,000 or 7.6% compared to the same period in 1995. Salaries and employee benefits increased 5.4% or $229,000 primarily due to the acquisition of Holbrook in June 1995. Occupancy expenses increased $290,000 or 19.9% primarily due to costs associated with additional investments in and higher maintenance costs associated with the Bank's computer system and the acquisition of Holbrook. Other non interest expenses also increased $159,000 or 4.9% for the nine months ended September 30, 1996 in comparison to the same period in 1995 due to increases in marketing related to Holbrook and other bankwide promotions primarily to generate core deposit growth, increased intangible asset amortization related to Holbrook and increased item processing costs related to checking account growth. Offsetting this increase was the elimination of approximately $150,000 in costs associated with the sale of certain non-accrual and "high-maintenance" loans which was incurred in 1995. These increases were also offset by a reduction in the FDIC assessment rates from approximately $.23 and $.04 per $100 of deposits per annum to the annual $2,000 minimum for the nine-month period ended September 30, 1996. FDIC premiums for the Bank will be approximately $.0129 per $100 of deposit in 1997 based on the BIF/SAIF/FICO plan of resolution appropriations bill which has recently been signed by the President.

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was
$360,000 for the nine-month period ended September 30, 1996 as compared to $2,104,000 for the same period in 1995. This decrease of $1,744,000 primarily reflects the provision taken in connection with the sale of certain non-performing and "high-maintenance" loans at a discounted price during the third quarter of 1995 for which there was no corresponding provision in 1996.

PROVISION FOR INCOME TAXES. The Bank's effective income tax rate for the nine-month period ended September 30, 1996 was 37.5% compared to 47.1% for the nine months ended September 30, 1995. The decrease in the effective tax rate from 1995 was due to certain statutory tax limitations associated with the state tax benefits related to the loss on loan sales and the effect of estimated tax credit recapture associated with management's write off of a real estate limited partnership investment. The decrease in the effective tax rate for 1996 in comparison to statutory rates is reflective of the levels of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

ASSET/LIABILITY MANAGEMENT

Management uses a variety of investment and loan alternatives and funding sources in managing the overall levels of the Bank's net interest margin. The Asset/Liability Committee ("ALCO") of the Bank is comprised of members of management and executive management who represent residential, commercial and consumer lending, secondary marketing, retail banking, marketing and finance. ALCO meets monthly to discuss business and market trends, lending and retail deposit performance and expected goals for the future and specific strategies which are developed for the goal of maximizing the overall net interest margin of the Bank without subjecting financial results to high degrees of volatility based on future potential interest rate movements. A dynamic income simulation model is the primary mechanism used in assessing the impact on net interest income of anticipated changes in interest rates. The model reflects management's assumptions with respect to growth rates of specific interest-earning assets and liabilities, pricing strategies, consensus prepayment rate estimates and other rate-influenced variables. The model also

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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reflects the impact of any off-balance sheet hedge strategies which may be in place at a given time. This model then projects various financial results of the Bank in light of various interest rate assumptions as provided by a notable economic forecasting firm, which are also based, in part, on industry consensus. These interest rate scenarios typically include various dramatic interest rate movements which may be less probable than others. The model is updated monthly, including all assumptions. Management uses this model as its primary source in measuring interest rate sensitivity.

The Bank's policy is to match, as best as possible, the interest rate sensitivities of its assets and liabilities. Residential mortgage loans which the Bank currently originates and retains for its portfolio are primarily one and three-year adjustable-rate mortgages.

Fixed-rate residential mortgage loans originated by the Bank are primarily sold in the secondary market, although in each year since 1989 the Bank has originated approximately $20,000,000 primarily in short-term fixed rate mortgage loans (generally 10- to 15-year) to be held in portfolio, in order to provide a hedge against the Bank's asset sensitivity. The Bank also emphasizes loans with terms to maturity or repricing of three years or less, such as certain adjustable rate residential mortgage loans, residential construction loans, second mortgages and home equity loans.

In addition, to manage interest rate sensitivity, in July 1994, the Bank entered into an interest swap agreement with an international investment firm whereby the Bank receives a fixed rate of interest of 5.35% and pays interest based on the six-month floating LIBOR rate which resets semi-annually (February and August). The notional amount of this swap was initially $15,000,000. This amount amortizes down at a rate consistent with the amortization and prepayments of a referenced pool of residential mortgages as specified in the agreement. The notional amount of this swap was approximately $13,105,000 at September 30, 1996. In addition to the fixed rate of interest, the Bank also received a discount of $300,000 from the investment banking firm in cash upon execution of this agreement. This discount is also being accredit to income over the life of the swap agreement at a rate consistent with the payment and prepayment

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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levels of the referenced pool of mortgages. The resulting yield received by the
Bank including the impact of this accretion is approximately 6.12%. This agreement terminates, regardless of the balance remaining on the referenced collateral, on August 25, 1997. The Bank has entered into this agreement as a micro-hedge against its one-year adjustable rate mortgage portfolio (including those held as mortgage-backed securities). Interest income (expense) associated with this swap is recognized generally by the accrual method with monthly settlements. Before the implementation of this strategy, ALCO reviewed various stress tests performed on the interest rate swap and the Bank's one-year adjustable rate mortgage portfolio. The results of this testing indicated that the hedge strategy would not result in a material amount of lost income (as compared to results without the interest rate swap) in the most disadvantageous scenario presented. Management desires to expand the Bank's interest earning asset base in future periods primarily through growth in the Bank's loan portfolio. Loans comprised approximately 60.5% of the average interest earning assets in the first nine months of 1996. Over the past few years, this ratio has been negatively impacted by several factors. First, the acquisitions of Holbrook (June 1995), Hull (June 1994) and Landmark (June 1992), were predominately assumptions of deposits; loans acquired in those transactions accounted for only 29.2% of the deposits acquired of approximately $91,153,000. Also during this period, the Bank has experienced two key cycles in the residential lending market, which has historically been the Bank's primary source of loan growth. In 1992 and through the early portion of 1994, interest rates on mortgages generally declined to levels which were the lowest in recent history. While this market was very favorable for loan originations, it also had a negative impact on the balances of loans outstanding primarily due to high prepayment rates, a competitive marketplace for loan originations and the types of loans being made. Large origination volumes represented loans which were generally not as desirable for the Bank's asset-liability purposes (i.e., 30-year fixed rate mortgages). Since early 1994 and through the early part of 1995, interest rates rose resulting in slower prepayments on the Bank's loan portfolios. However, due to the overall decreased refinancing demand, the competition increased among residential mortgage lenders and loan origination volumes began to slow. As long term interest rates eased in late 1995 and through the

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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early part of 1996, the market has become more favorable for residential loan originations. In the future the Bank intends to be competitive in the residential mortgage market but will place greater emphasis on consumer and commercial loans. The Bank also has and will remain active in pursuing wholesale opportunities to purchase loans. During the first nine months of 1996 and all of 1995, the Bank acquired approximately $27,000,000 and $43,300,000 respectively, of residential first mortgages.

In light of the residential lending environment over the last few years and the level of funds received by the Bank as a result of the Landmark and the Holbrook acquisitions and deposit growth during 1995 and into 1996, the Bank has relied more heavily on mortgage-backed investments (typically with weighted average lives of 5 to 7 years) as a vehicle for fixed and adjustable rate investment and as an overall asset-liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided the Bank with greater reinvestment flexibility.

The level of the Bank's liquid assets and the mix of its investments may vary, depending upon management's judgement as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management has aggressively been promoting the Bank's core deposit products since the first quarter of 1995, particularly checking and NOW accounts. The success of this program has favorably impacted the overall deposit growth to date, despite interest rate pressures, and has helped the Bank to increase its customer base. The Bank has also sought prudent deposit growth by pricing deposits competitively in its market area, although it does not necessarily offer the highest rates available for deposits. During the latter portion of 1994 and into 1995, the market area in which the Bank operates began to show some signs of pricing competitiveness for deposits, particularly certificates of deposits. At the same time, the banks in the Bank's market area have not been aggressive in pricing core deposits. This has resulted in many banks experiencing a shift from core deposits to certificates of deposit reflecting consumers' desire to increase the rate of return on their deposits. The Bank experienced migration of approximately $10 million of core deposits to certificates of deposit in early 1995. Similar

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

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migrations of core deposits to certificates of deposits could continue to the extent that customers perceive that the rates paid on certificates of deposit exceed those paid on core deposits, by amounts which they perceive to be so advantageous that they are willing to sacrifice their short-term liquidity for increases in yield.

The Bank is also a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston. This borrowing capacity assists the Bank in managing its asset/liability growth because, at times, the Bank considers it more advantageous to borrow money from the FHLB of Boston than to raise money through non-core deposits (i.e., certificates of deposit). Borrowed funds totaled $146,542,000 at September 30, 1996 compared to $145,609,000 at December 31, 1995. These borrowings are primarily comprised of FHLB of Boston advances and have primarily funded residential loan originations and acquisitions and purchases of mortgage-backed investments. Management believes that the current amount of borrowings as a percentage of interest bearing liabilities is not inconsistent with the Bank's ability to meet asset-liability objectives.

The table on the following page sets forth maturity and repricing information relating to interest-sensitive assets and liabilities and the Bank's interest rate swap at September 30, 1996. The balance of such accounts has been allocated among the various periods based upon the terms and repricing intervals of the particular assets and liabilities. For example, fixed-rate mortgage loans and mortgage-backed securities, regardless of held in portfolio or available for sale classification, are shown in the table in the time periods corresponding to projected principal amortization computed based on their respective weighted average maturities and weighted average rates using prepayment data available from the secondary mortgage market. Adjustable-rate loans and securities are allocated to the period in which the rates would be next adjusted. The table does not reflect partial or full prepayment of certain types of loans and investment securities prior to scheduled contractual maturity. Since regular passbook savings and NOW accounts are subject to immediate withdrawal, such accounts have been included in the "Other Savings Accounts" category and are assumed to mature within six months. This table does not include non-interest bearing NOW accounts.

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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

--------------------------------------------------------------------------------


While this table presents a negative gap position in the six month to five year horizon, the Bank considers its earning assets to be more sensitive to interest rate movements than its liabilities are subject to interest rate adjustments. In general, assets are tied to increases that are immediately impacted by interest rate movements while deposits rates are generally driven by market area and demand which tend to be less sensitive to general interest rate changes. In addition, other savings accounts and money market accounts are substantially stable core deposits, although subject to rate changes. A substantial core balance in these type of accounts is anticipated to be maintained over time.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                           At September 30, 1996
                                       -----------------------------------------------------------------------------------------
                                                                        Repricing/Maturity Interval
                                       -----------------------------------------------------------------------------------------
                                          (1)           (2)          (3)           (4)            (5)        (6)
                                                                                                             Over
                                        0-6 Mos.      6-12 Mos.     1-2 Yrs.      2-3 Yrs.      3-5 Yrs.     5 Yrs.       Total
                                       -----------------------------------------------------------------------------------------
                                                           (Dollars in thousands)

Assets subject to interest rate
  adjustment:
  Short-term investments ............. $     151     $     -       $     -       $     -       $    -       $    -      $    151
  Bonds and obligations ..............     9,973         3,500         1,348         1,035        2,087        7,000      24,943
  Mortgage-backed investments ........    40,569        13,301        10,887         8,682       18,362       40,379     132,180
  Mortgage loans subject to
   rate review .......................    37,332        15,370        18,069        21,493        4,403            -      96,667
  Fixed-rate mortgage loans ..........    20,079        15,007        12,359        16,792       38,169       74,928     177,334
  Commercial and other loans .........     6,805         4,281         4,769         2,440        2,308            ,      20,603
                                       ---------     ---------     ---------     ---------     --------     --------    --------
      Total ..........................   114,909        51,459        47,432        60,442       65,329      122,307     451,878
                                       ---------     ---------     ---------     ---------     --------     --------    --------

Liabilities subject to interest rate
  adjustment:
  Money market deposit accounts ......    17,948           -             -             -            -            -        17,948
  Savings deposits - term
   certificates ......................    65,020        30,044        15,983        10,628       19,242          -       140,917
  Other savings accounts .............   114,318           -             -             -            -            -       114,318
  Borrowed funds .....................    99,324         5,218        22,000        20,000          -            -       146,542
                                       ---------     ---------     ---------     ---------     --------     --------    --------
Total ................................   296,610        35,262        37,983        30,628       19,242          ,       419,725
                                       ---------     ---------     ---------     ---------     --------     --------    --------

Impact of interest rate swap .........   (13,105)      (13,105)          -             -            -            -           -
                                       ---------     ---------     ---------     ---------     --------     --------    --------
Excess (deficiency) of rate-
 sensitive assets over rate-
 sensitive liabilities ............... $(194,806)    $  29,302     $   9,449     $  19,814     $ 46,087     $122,307    $ 32,153
                                       ---------     ---------     ---------     ---------     --------     --------    --------
 Cumulative excess (deficiency)
 of rate-sensitive assets over
 rate sensitive liabilities .......... $(194,806)    $(165,504)    $(156,055)    $(136,241)    $(90,154)    $ 32,153
                                       =========     =========     =========     =========     ========     ========
Rate-sensitive assets as a
 percent of rate-sensitive
 liabilities (1) .....................      37.1%         50.1%         57.8%         66.0%        78.5%       107.7%

     (1) Cumulative as to the amounts previously repriced or matured. Assets held for sale are reflected in the period in which sales are expected to take place. Securities classified as available for sale are shown at repricing/maturity intervals as if they are to be held to maturity as there is no definitive plan of disposition. They are also shown at amortized cost.


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                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

--------------------------------------------------------------------------------



LIQUIDITY AND CAPITAL RESOURCES

Payments on the Bank's loan and mortgage-backed investment portfolios, prepayments on loans, sales of fixed-rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise the Bank's primary sources of liquidity. The Bank is also a voluntary member of the FHLB of Boston and as such, is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U.S. Government or its agencies, and funds on deposit at the FHLB of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At September 30, 1996 the Bank had approximately $120,000,000 in unused borrowing capacity which is contingent upon the purchase of additional FHLB of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

The Bank's short-term borrowing position consists primarily of FHLB of Boston advances with original maturities of approximately one to nine months. The Bank utilizes borrowed funds as a primary vehicle to manage interest rate risk, due to the ability to easily extend or shorten maturities as needed. This enables the Bank to adjust its cash needs to the increased prepayment activity in its loan and mortgage-backed investment portfolios, as well as to quickly extend maturities when the need to further balance the Bank's GAP position arises.

The Bank regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of the Bank's Management Credit Committee. The Management Credit Committee, which reports to the Executive Committee of the Board of Directors, also works on the collection of non-accrual loans and the disposition of real estate acquired by foreclosure. The allowance for possible loan losses is determined by the Management Credit Committee

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



after consideration of several key factors including, without limitation: potential risk in the current portfolio, levels and types of non-performing assets and delinquency and the expectations for the future state of the regional economy and the potential impact that it may have on loan collateral and future delinquencies. Workout approach and financial condition of borrowers are also key considerations to the evaluation of non-performing loans. Non-performing assets were $1,285,000 at September 30, 1996 compared to $1,798,000 at December 31, 1995 a decrease of $513,000 or 28.5%. The Bank's ratio of delinquent loans to total loans was .75% at September 30, 1996 as compared to 1.45% at December 31, 1995.

During 1996, the Bank established a general reserve for other real estate owned in light of the level of foreclosures, softness of the local real estate market (particularly commercial) and costs associated with selling properties. Provisions of approximately $74,900 were made for possible losses on other real estate owned in the first nine months of 1996. The provisions are reflected in net writedowns of other real estate owned on the accompanying Consolidated Statement of Operations. The balance of the general other real estate owned reserve at September 30, 1996 was approximately $159,400 compared to $104,000 at December 31, 1995.

There continues to be uncertainties regarding future events, particularly in both the New England real estate market and the general economy. These events could result in additional charge-offs, write-offs, changes in the level of the allowance for loan or OREO losses and/or in the level of loans on non-accrual or in foreclosure.

At September 30, 1996, the Bank had outstanding commitments to originate and sell residential mortgage loans in the secondary market amounting to $4,850,000 and $501,000 respectively. The Bank also has outstanding commitments to grant advances under existing home equity lines of credit amounts to $10,698,000. Commercial and construction loans totaling $7,197,000 have been committed to and remain outstanding as of September 30, 1996. The Bank believes it has adequate sources of liquidity to fund these commitments.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



The Bank's total stockholders' equity was $32,399,000 or 6.7% of total assets at September 30, 1996, compared with $30,561,000, or 6.6% of total assets at December 31, 1995. The increase in total stockholders' equity, which was primarily impacted by earnings of the Bank and offset, in part, by dividends paid, and an increase in net unrealized loss on available for sale securities, was approximately $1,838,000 or 6.0%. In accordance with current guidelines, the net unrealized loss on available for sale securities has not been included in regulatory capital calculations.

Massachusetts-chartered savings banks insured by the FDIC are required to maintain a minimum 3% Tier 1 leverage capital ratio for the most highly-rated banks, with all other banks required to meet a minimum leverage ratio that is at least 1% to 2% above the 3% minimum. At September 30, 1996 the Bank's Tier 1 capital ratio was 6.02%, exceeding regulatory capital requirements.

In addition, the FDIC has adopted risk-based capital guidelines for banks which define core, or "Tier 1", capital and supplementary or "Tier 2", capital. These guidelines provide that banks must maintain a minimum ratio of total capital to risk-weighted assets of 8.0%, of which half must be "Tier 1" capital. The guidelines provide a general framework for assigning assets and off-balance sheet items to broad risk categories and provide procedures for the calculation of a risk-based capital ratio. The Bank's Tier 1 risk-based capital ratio at September 30, 1996 was 12.63%, exceeding applicable risk-based capital guidelines.

--------------------------------------------------------------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS (concluded)

--------------------------------------------------------------------------------




IMPACT OF INFLATION

The Consolidated Financial Statements of the Bank and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

                                   SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                ABINGTON SAVINGS BANK
                                                ---------------------
                                                        (Bank)


Date:      October 31, 1996                By /S/ James P. McDonough
                                              -------------------------
                                           James P. McDonough
                                           President and Chief
                                           Executive Officer


Date:      October 31, 1996                By /S/ Edward J. Merritt
                                              -------------------------
                                           Edward J. Merritt
                                           Executive Vice President
                                           and Chief Financial
                                           Officer


Date:      October 31, 1996                By /S/ Robert M. Lallo
                                              -------------------------
                                           Robert M. Lallo
                                           Vice President and Treasurer